

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Via U.S. Mail and Fax (435) 636-0817
Mr. Brian E. Rodriguez
Chief Financial Officer
America West Resources, Inc.
57 West 200 South
Suite 400
Salt Lake City, UT 84101

> **Re:** **America West Resources, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-19620**

Dear Mr. Rodriguez:

We have reviewed your response letter dated December 15, 2010 as well as your filing and have the following comments. As noted in our comment letter dated November 18, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 2. Description of Property, page 17

The current state of development of the property, pages 20-21

1.   We note your response to comment 1 and your proposed disclosure for page 20 regarding your proven and/or probable reserves. Please correct the recoverable reserve terminology

in your filing to proven reserves of recoverable coal when using reserve tonnages or quantities.

Item 3. Legal Proceedings, pages 23-24

2.   We note your response to comment 4 in that a review of your peer companies does not indicate the need to disclose a general description of your safety efforts or resulting public statistics as tabulated and disclosed by MSHA. The passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act, in particular Section 1503, will require additional disclosure regarding your citations in future filings. This additional disclosure will provide the context which allows investors to evaluate an aspect of your corporate management performance, but is not required for this filing.

        You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Shuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief